Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated March 12, 2007, with respect to the consolidated financial statements and schedule of Oscient Pharmaceuticals Corporation included in the Registration Statements and related Prospectus of Oscient Pharmaceuticals Corporation for the exchange of the 3.5% Convertible Senior Notes due 2011 and the 5.0% Convertible Promissory Notes due 2009 and the sale of up to $30,000,000 3.50% Convertible Senior Notes due 2011.

/S/ ERNST & YOUNG LLP

Boston, Massachusetts

March 12, 2007